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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                  AMENDMENT NO. 1 TO
                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934



                             OEC COMPRESSION CORPORATION
             (formerly known as Equity Compression Services Corporation)
   -----------------------------------------------------------------------------
                                   (Name of Issuer)



                     Common Stock, $0.01 par value per share
   -----------------------------------------------------------------------------
                            (Title of Class of Securities)



                                      670827 10 4
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                                    (CUSIP Number)


                                     HACL, Ltd.
                            Energy Investors Joint Venture
                                    2838 Woodside
                                 Dallas, Texas  75201
                                   (214) 891-7000
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)



                                      December 17, 1998
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                         (Date of Event which Requires Filing
                                  of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x].


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CUSIP NO. 670827 10 4                  13D               Page 2 of 8 Pages

(1)  Name of Reporting Person                     HACL, Ltd.
     S.S. or I.R.S. Identification No. of         I.D. No. 75-2679736
     Above Person

(2)  Check the Appropriate box if a Member        (a)
     of a Group (See instructions)                (b) x

(3)  SEC Use Only
                                                  ___________________
(4)  Source of Funds (See instructions)
                                                  WC
(5)  Check if Disclosure of Legal
     Proceedings is required
     Pursuant to Items 2(d) or 2(e)               Not Applicable

(6)  Citizenship or Place of
     Organization                                 Texas

Number of Shares   (7) Sole Voting                 3,863,636
  Beneficially         Power                       -----------------
  Owned by Each
  Reporting Per-   (8) Shared Voting               8,000,000
  son With             Power                       -----------------

                   (9) Sole Disposi-               3,863,636
                       tive Power                  -----------------

                  (10) Shared Dis-                 8,000,000
                       positive                    -----------------
                       Power

(11) Aggregate Amount Beneficially Owned by        3,863,636
     Each Reporting Person                         -----------------

(12) Check if the Aggregate Amount in Row         Not applicable
     (11) Excludes Certain Shares (See
     Instructions)

(13) Percent of Class Represented by Amount       13.2%
     in Row (11)

(14) Type of Reporting Person (See                PN
     Instructions)
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CUSIP NO. 670827 10 4                  13D               Page 3 of 8 Pages


(1)  Name of Reporting Person                     Energy Investors Joint
     S.S. or I.R.S. Identification No. of         Venture
     Above Person                                 I.D. No. 75-2679737

(2)  Check the Appropriate box if a Member of
     a Group (See instructions)                   (a)
                                                  (b) x
(3)  SEC Use Only

(4)  Source of Funds (See instructions)           ___________________

(5)  Check if Disclosure of Legal Proceedings     WC
     is required
     Pursuant to Items 2(d) or 2(e)               Not Applicable

(6)  Citizenship or Place of                      Texas
     Organization

Number of Shares   (7) Sole Voting                  4,136,364
  Beneficially         Power                      -----------------
  Owned by Each
  Reporting Per-   (8) Shared Voting                        -0-
  son With             Power                      -----------------

            (9) Sole Disposi-                       4,136,364
                tive Power                        -----------------

           (10) Shared Dis-                               -0-
                positive                          -----------------
                Power

(11) Aggregate Amount Beneficially Owned by         4,136,364
     Each Reporting Person                        -----------------

(12) Check if the Aggregate Amount in Row         Not applicable
     (11) Excludes Certain Shares (See
     Instructions)

(13) Percent of Class Represented by Amount       14.2%
     in Row (11)

(14) Type of Reporting Person (See                PN
     Instructions)
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CUSIP NO. 670827 10 4                  13D               Page 4 of 8 Pages

     The Statement relates to Common Stock, par value $0.01 per share, of OEC Compression Corporation (formerly known as Equity Compression Services Corporation), an Oklahoma corporation (the "Company") held by HACL, Ltd., a Texas limited partnership and Energy Investors Joint Venture, a Texas joint venture.

Item 1.   SECURITY AND ISSUER.

     Item No. 1 is amended to reflect that the Company has changed its name to OEC Compression Corporation and that the Company's executive offices are now located at 2501 Cedar Springs Road, Suite 600, Dallas TX 75201.

Item 4.   PURPOSE OF TRANSACTION.

     Add the following:

     On November 10, 1998, the Company received a letter from Dennis Estis indicating that Mr. Estis was dissatisfied with current management of the Company and was requesting that a special meeting of the shareholders of the Company be called to remove several directors of the Company and remove the current President/Chief Executive Officer and Chief Financial Officer of the Company. Mr. Estis, who is a director and was chief operating officer of the Company, also demanded access to the shareholder records of the Company and indicated that if the Board of Directors of the Company did not call a special meeting of the shareholders of the Company, Mr. Estis would solicit proxies or consents to call such meeting. Mr. Estis informed the Company that he had the proxies of two other shareholders of the Company to call a special meeting of the Company's shareholders. Mr. Estis also informed the Company that a lawsuit had been filed against the Company and certain directors or officers of the Company but such lawsuit would not be served while the parties were discussing these matters.

     On November 11, 1998, the Board of Directors of the Company held a special meeting at which Mr. Estis was given an opportunity to air his concerns about the Company and its management. The Board of Directors of the Company carefully considered the views of Mr. Estis and the position of management of the Company and voted not to call a special meeting of the shareholders of the Company. In addition, the Board of Directors gave a vote of confidence to the President and the Chief Financial Officer of the Company. The Board of Directors of the Company also authorized management of the Company to resist any solicitation of consents or proxies to call a special meeting of the shareholders of the Company and to respond to any litigation.

     Following discussions between the Company and Mr. Estis, the parties decided to resolve the issues raised by the November 10

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CUSIP NO. 670827 10 4                  13D               Page 5 of 8 Pages

letter and the lawsuit and to avoid the necessity of a proxy contest. On December 16, 1998, the Company, Mr. Estis, the two other shareholders who granted a proxy to Mr. Estis and certain other parties including HACL, Ltd. and Energy Investors Joint Venture entered into a Settlement Agreement, a copy of which is attached as an exhibit and fully incorporated by reference herein. Among other things, the Settlement Agreement (i) prohibits Mr. Estis from participating in any proxy solicitation relating to actions that were contemplated in the November 10 letter to the Board, (ii) requires termination of the proxies granted to him by the two other shareholders,
(iii) requires dismissal of the lawsuit, (iv) provides for a broad mutual release of claims between the parties, (v) provides for a "standstill" agreement until June 30, 1999 (subject to possible extension and reinstatement as described below) prohibiting Mr. Estis from participating in enumerated actions relating to control of the Company and (vi) requires the Company to reimburse Mr. Estis for his out-of-pocket expenses up to $35,000.

     The Company has agreed to use its best effort to sell or assist Mr. Estis to sell at least one-half of his shares of Common Stock at $2.00 or more per share. If such a sale is not completed prior to June 30, 2000, then Mr. Estis's non-competition agreement shall be terminated except as to Mr. Estis' agreement not to solicit or hire employees of the Company. If the sale by Mr. Estis occurs prior to December 31, 2001, then the standstill agreement described above will be extended or reinstated, as the case may be, through December 31, 2001.

     Mr. Estis and the Company have agreed to terminate his employment agreement. In consideration of the termination of his employment agreement, he shall be entitled to certain payments and the term of his non-competition agreements with the Company shall be reduced, all as set forth in the Settlement Agreement. In addition the employment agreement for Andy Payne was also terminated and Mr. Payne is to receive certain payments in connection with such termination.

     Mr. Estis has resigned as a member of the executive committee of the Company. Mr. Payne has agreed to resign as a director of the Company. Upon the sale of one-half of his common stock, Mr. Estis will also resign as a director of the Company.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Add the following:

     At the date of this filing, according to the Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 30, 1998, there were 29,161,543 issued and outstanding shares of Common Stock of the Company. HACL, Ltd. owns 3,863,636

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CUSIP NO. 670827 10 4                  13D               Page 6 of 8 Pages

shares of Common Stock which represents 13.2% of the issued and outstanding shares of Common Stock of the Company. Energy Investors Joint Venture owns 4,136,364 shares of Common Stock of the Company which represents 14.2% of the issued and outstanding shares of Common Stock of the Company.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Add the following;

     Pursuant to the Settlement Agreement, HACL, Ltd. and Energy Investors Joint Venture each agreed to vote in favor of Dennis Estis and Don Smith for directors at the 1999 annual meeting of the shareholders of the Company and to allow Mr. Estis to tag along or participate in certain sales of common stock by HACL or Energy Investors.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Add the following:

     Exhibit E -    Settlement Agreement

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CUSIP NO. 670827 10 4                  13D               Page 7 of 8 Pages

                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

     DATE:  December 23, 1998




                                           HACL, LTD.


                                           BY:  SIX-DAWACO, INC.,
                                                General Partner


                                           BY:  /S/ RAY C. DAVIS
                                                RAY C. DAVIS, PRESIDENT


                                           ENERGY INVESTORS JOINT VENTURE


                                           By:  HACL, LTD.,
                                                Managing Joint Venture Partner

                                           By:  SIX-DAWACO, INC.,
                                                General Partner

                                           BY:  /S/ RAY C. DAVIS
                                                RAY C. DAVIS, PRESIDENT


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATION (SEE 18 U.S.C. SECTION 1001).
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CUSIP NO. 670827 10 4                  13D               Page 8 of 8 Pages

                             EXHIBIT INDEX

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     Exhibit E -    Settlement Agreement

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